Exhibit (a)(1)(B)

INTRANET POSTING UPON COMMENCEMENT:

On July 13, 2009, Genworth commenced the exchange offer under the equity exchange program. This program will allow eligible employees to exchange certain outstanding stock options and stock appreciation rights (SARs) previously awarded by Genworth for a reduced number of stock options and SARs having an exercise price equal to the fair market value of our common stock as of the date the replacement awards are granted. The exchange offer is expected to close at 5:00 p.m., U.S. Eastern Time, on August 18, 2009. In order to participate, Genworth must receive an eligible employee’s properly submitted and completed election prior to the close of the exchange offer.

Eligible employees will receive further communications explaining how to participate in the exchange offer. You can find additional information in our Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Replacement Awards filed with the Securities and Exchange Commission.